ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 www.orrick.com

Brett Cooper (415) 773-5918 bcooper@orrick.com

October 8, 2010

VIA EDGAR

H. Christopher Owings
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	TC PipeLines, LP
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Periods Ended March 31 and June 30, 2010
Filed April 30 and July 29, 2010, respectively
File No. 000-26091

Dear Mr. Owings:

This letter sets forth the responses of TC PipeLines, LP (the “Partnership”) to the comments set forth in the letter dated September 29, 2010 in connection with the Partnership’s annual report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on February 26, 2010, and the quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2010, filed with the SEC on April 30 and July 29, 2010, respectively.  For ease of reference, we have set forth each comment in the letter followed by the Partnership’s response.

Item 3. Legal Proceedings, page 46

1.
Comment: We note your environmental risk factors and your disclosure that you are a named defendant in lawsuits and governmental proceedings that have arisen in the ordinary course of your business. Please confirm to us that none of the proceedings would be required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

Response: The Partnership confirms that none of the proceedings would be required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

H. Christopher Owings
October 8, 2010

Management’s Annual Report on Internal Control Over Financial Reporting, page 76

2.
Comment:  We note your statement that “[i]nternal control over financial reporting, no matter how well designed, can provide only reasonable assurance with respect to the preparation and fair presentation of published financial statements.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’ s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm. This comment applies to your Form 10-Qs for the periods ended March 31 and June 30, 2010.

Response: In response to the Staff’s comments, the Partnership will clearly state in its Form 10-Q disclosures that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Item 10. Directors, Executive Officer’s and Corporate Governance, page 77

3.
Comment:  Please revise to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. For example, we note the lack of employment history for Messrs. Marshall and Ofremchuk or Ms. Amundson. Refer to Item 401(e) of Regulation S-K.

Response:  The Partnership will revise the disclosure to disclose the business experience of each director and executive officer for the past five years.  Set forth below are the revised future disclosures for Messrs. Marshall and Ofremchuk and Ms. Amundson.

Mr. Marshall was appointed a director of the general partner in July 1999. Mr. Marshall retired as Chief Financial Officer of The Pittston Company in 1994 and served as Vice Chairman of that company from 1994 to 1998.  He currently is a corporate director.

Mr. Ofremchuk was appointed Vice-President, Taxation of the general partner in July 2007. Mr. Ofremchuk's principal occupation is Manager, Corporate Taxation of TransCanada, a position he has held since 1997.

Ms. Amundson was appointed Treasurer of the general partner in December 2008. Ms. Amundson's principal occupation is Manager, Capital Markets of TransCanada, a position she has held since 2005.

H. Christopher Owings
October 8, 2010

Item 11. Executive Compensation, page 80

Compensation, Discussion and Analysis, page 80

4.
Comment:  We note your disclosure that “[t]he compensation policies and philosophy of TransCanada govern the types and amount of compensation granted each of the named executive officer’s. The TransCanada “Management Proxy Circular” is produced by TransCanada pursuant to Canadian securities regulations and is not incorporated into this document by reference or deemed furnished or filed by us under the Securities Exchange Act of 1934…”  Because TransCanada files its annual report on Form 40-F, it is not required to disclose its compensation policies under Item 402 of Regulation S-K. In order for us to better understand your compensation policies, please tell us how much time each of the named executive officers devoted to your business during the 2009 fiscal year.  We may have further comments after we review your response.

Response:  During fiscal 2009, Mr. Girling devoted approximately 10% of his time to Partnership business, Mr. Zimmerman devoted approximately 50%, Ms. Leong devoted approximately 13% and Mr. Jacobucci devoted approximately 2%.

Item 15. Exhibits and Financial Statement Schedules, page 91

5.	Comment: We note that certain of the schedules and exhibits related to your credit agreements have not been filed on EDGAR. For example:

·	Exhibit 10.3, the revolving credit agreement dated April 27, 2007 for Northern Border Pipeline Company; and

·	Exhibit 10.3.1, the amended and restated revolving credit and term loan agreement for TC PipeLines, LP.

Please refile these agreements, including all related schedules and exhibits, in your next periodic report.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Response:  The Partnership will refile Exhibits 10.3, 10.3.1 and 10.4, including schedules and exhibits thereto, in its next periodic report.

H. Christopher Owings
October 8, 2010

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Ronald E. Alper
Mara Ransom
Robert C. Jacobucci
Donald J. DeGrandis
Alan Talkington

H. Christopher Owings
October 8, 2010

In connection with this response, the Partnership hereby acknowledges that:

·	the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Donald J. DeGrandis

Donald J. DeGrandis